Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

MODVANS INC.

(Exact name of issuer as specified in its charter)

Delaware	454540049
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

665 Spice Islands Drive, Suite 102
Sparks, NV	89431
(Address of principal executive offices)	(Zip Code)

775-268-2018

(Registrant’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “ModVans,” “we,” “us,” “our,” or “the Company” refers to ModVans Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements\. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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ITEM 1. BUSINESS

Overview

ModVans designs and manufactures high-tech multipurpose vehicles with camping features and sells direct to consumers on our website, www.modvans.com. ModVans is a certified RV manufacturer and is listed in JD Power’s NADA Guides.

We are a “second stage vehicle manufacturer.” To build our vehicles, we buy vans (“chassis”) wholesale from a large manufacturer such as Ford and convert them into Class B motorhomes. We are also a licensed and certified recreational vehicle manufacturer, which allows our customers access to RV financing, warranties, and insurance. With long term RV financing and low cost RV insurance, our vehicles have monthly costs similar to new SUVs. Many of our customers replace their everyday vehicle with a ModVans vehicle.

ModVans leads the RV industry in innovation and technology. ModVans vehicles have unique designs that offer innovative and sought after features such as our patented popup top sleeping area and patented popup semi-dry bathroom. Our in-house designed, programmed and manufactured RV battery and control systems are the largest and most powerful systems currently available.

2024-2025 Highlights

•	In 2024, we relocated from California to a 30,000 square foot manufacturing facility in Sparks, NV making us one of the largest independent camper van manufacturers in the US.
•	In 2024, we launched an online store to sell our in-house designed products related to RV conversions.
•	In 2024, we revealed to investors and customers our next generation floor battery module and accompanying micro BMS design and prototype.
•	In 2025, we revealed to investors our unique and innovative design and specifications for a Range Extended Electric RV based on our real-world experience delivering over 170 gas powered vehicles worth over $20 million to customers all over the US.
•	In 2025, we reduced assembly time for our most complex flagship model MH1/X RV from 8 weeks to 4 weeks though a combination of design and manufacturing efficiency increases.

Additional Background

We offer six vehicle models in three different sizes. ModVans’ vehicles feature unique designs targeted to large consumer vehicle market segments. Our base models have traditional RV systems with propane heating, status display, and mechanical control switches. Our three /X Series models feature giant batteries, giant solar charging systems, high efficiency DC heating and cooling, and high-tech, application-based RV monitoring and control systems. Our batteries, solar charging system, heating system, circuit boards, firmware, app and cloud servers were developed from the ground up, in-house by full time ModVans employees.

Currently the chassis we build on are powered by standard internal combustion engines. We are working aggressively on our plan to develop fully electric E-RV models.

In October 2017, ModVans launched with three employees out of a 2,400 square foot industrial warehouse in Ventura, California. We quickly filled the space and maxed out production at two vehicles per month with eight employees. In early 2020, we moved to an 8,400 square foot industrial warehouse in Oxnard, California. Once again, we outgrew this space quickly and maxed out production capacity at seven vehicles per month with 25 employees and inventory spread out across three locations. In March 2023 we moved to a 22,572 square foot industrial warehouse located in Camarillo, California. In March 2024 we moved to our current facility, a 30,000 square foot industrial warehouse located in Sparks, Nevada. Since our first sales in 2018, ModVans has delivered over 170 vehicles to customers all over the United States.

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One of the primary factors hindering the growth of ModVans has been insufficient production capacity to meet the current demand for our vehicles. ModVans has raised approximately $5 million from 3,600 outside equity investors through a combination of Regulation Crowdfunding, Regulation D and Regulation A offerings.

ModVans currently has a Regulation A Offering awaiting SEC qualification. Our goal is to raise $75 million to dramatically expand production capacity and to fund expenditures on research and development, particularly the continued design and development of our E-CV1 model.

Our Products

ModVans currently manufactures and sells six different models in three different sizes. Our base models have traditional RV systems with propane heating, status display, and mechanical control switches. Our /X Series models feature giant batteries (the largest available in any production RV), high efficiency DC heating and cooling, and a high-tech, app-based RV monitoring and control system.

CV1. The model CV1 was the first in a planned line of several vehicles. It is a camper van, passenger vehicle, and work truck all in one. It features removable, modular components that allow owners to adjust the layout for their activities. The CV1 is based on the low-roof, medium-length Ford Transit chassis, making it affordable, easy to drive, easy to park, and serviceable by any Ford dealer. Our first CV1 was delivered in June 2018. The CV1 has traditionally been our best-selling model, and our CV1 was chosen the winner of the “Van Life” category at the 2019 RV Experience (“RVX”), an RV industry trade show in Salt Lake City.

CV1 Core Market: SUV Alternative

•	20’ long – same as full-size SUV or pickup truck
•	Advanced chassis features and options such as touchscreen, blind spot alert and 360-degree camera
•	Patented popup top provides over 7’ of standing room in low roof models and second full-sized bed
•	All models seat up to 7 passengers in safe, comfortable seats equipped with child seat attachments
•	Modular seats and cabinets allow multipurpose use
•	Full camping features include: Furnace, A/C, Sink, Stove, Fridge, etc.
•	Adventure ready with popular options for larger tires, AWD, etc.
•	Over 100 CV1s delivered to happy customers all over the US

CV1/M. Many customers requested the CV1 features with more interior height. In response, in 2021, we designed the CV1/M. The CV1/M is in production with the first units delivered to customers in July 2021. During 2022, the CV1/M became our best-selling model.

CV1/M Core Market: SUV Alternative

•	Same floor plan and options as CV1 but with 5’8” of standing room when the popup top is closed
•	Higher roof is more comfortable and open feeling for 2nd and 3rd row passengers
•	Quickly became our most popular model
•	Over 40 CVI/Ms delivered to customers all over the US

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MH1. Many customers requested our modular design coupled with features from larger motorhomes such as an interior shower and larger beds. In response, in 2021, we designed the MH1. This model features a unique floorplan and several innovative features such as a popup top and “popup semi-dry” bathroom. The MH1 shares its modular nature, seating system, and appliances with our CV1 and CV1/M models. In comparison to our CV1 and CV1/M, which are intended to be SUV replacements, the MH1 competes more squarely with Class B RVs such as Winnebago’s Revel and Solis and Thor’s Sanctuary and Tellaro. Customer deliveries of the MH1 started in Q3 2022. The ModVans MH1 was named the “Coolest and most Innovative Camper Van” for 2022 by StrangerPalooza, a website and YouTube channel focused on Class B RVs and tips on RV buying, living and travel.

MH1 Core Market: Class Leading Class B RV (Camper Van)

•	22’ long – slightly longer than a full-sized SUV
•	Largest available beds in Class B RV: True Queen and Full-XL
•	Shares modular design, seating and systems with CV1 and CV1/M
•	Innovative layout with larger beds and L shaped kitchen
•	Innovative, patent pending “pop-up semi-dry bathroom” with interior shower
•	Multi-purpose modular conversion
•	Full camping features: Furnace, A/C, Sink, Stove, Fridge, etc.
•	Adventure ready with popular options for larger tires, AWD, etc.
•	Customer deliveries started Q3 2022

/X Series. Announced in the summer of 2021, the ModVans /X Series line adds additional features to all our vehicle models. We call these upgraded models the CV1/X, CV1/MX, and MH1/X. /X series models feature a patent pending “extreme” capacity lithium battery system that is installed as a floor layer to minimize interior space requirements. The /X Series includes an integrated, computerized monitoring, control, and entertainment system that is application and cloud connected and supports over-the-air updates and upgrades. /X Series vehicles have all electric RV systems with electric powered heating, cooling, and cooktops. Our 100% DC powered electric heating and cooling systems require no voltage conversions and provide 20-50% reduced power use compared with typical AC powered appliances. All /X Series van systems are monitored and controlled by our in-house developed application and cloud servers from anywhere in the world.

With the capacity of 2 Tesla PowerWalls, the /X Series has enough power to run heating, cooling, and cooking appliances off-grid for days or weeks. Our first production CV1 with /X series technology was delivered in April 2022. ModVans built an MH1/X demo van in July 2022 to exhibit at shows. In December, 2022, we delivered models CV1/X, CV1/MX, and MH1/X to customers. Production and delivery of /X Series models has continued throughout 2023 with several vehicles of each model delivered to customers.

/X Series Core Market: Class Leading SUV Alternative and Class B RV

•	Largest available battery in a production RV: 26kwh – the size of 2 Tesla PowerWalls. Larger battery capacities and lower prices are possible.
•	Largest available solar charging capacity in a production RV: Over 1000 watts with custom designed solar panels.
•	High efficiency DC powered heating and cooling is 20-50% more efficient than standard RV systems
•	RV control system designed in-house from the ground up

•	Custom circuit boards, firmware, software and servers
•	Cloud service allows iPhone and Android app to monitor and control batteries, charging, heating, cooling, water system, entertainment system and more
•	All firmware can be upgraded over-the-air

•	Ready for Remote Work with options for SpaceX Starlink Satellite Internet and 5G cell booster
•	Customer deliveries began in Q2 2022

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E-CV1. ModVans plans to develop a line of electric vehicle (“EV”) based multipurpose vehicles. Our first vehicle is under development and is code-named E-CV1. To speed development, minimize risk and costs, and maintain our “second stage” vehicle manufacturing model, we intend to adopt an EV “skateboard” chassis designed and manufactured by a yet to be determined vendor. To meet the unique needs of our customer base, we plan to design our own vehicle bodies and to merge chassis and RV systems such as electrical, cooling and heating.

ModVans believes that the future of all vehicles will be fully electric powered at first by lithium batteries, then by fuel cells or other electric storage systems. The /X series was designed so that its electric systems and controls can be easily moved onto an Electric Vehicle platform.

We believe that our experience building and delivering our current line of Internal Combustion Engine (“ICE”) vehicles and RV control systems give us a substantial competitive advantage. The E-CV1 will combine all the best designs, features and knowledge gained from delivering our current line of vehicles to paying customers. We believe that our manufacturing capacity and experience will enable us to capitalize on the fast-growing EV market more quickly than competitors with less real-world experience.

E-CV1 Core Market: Full Electric SUV Alternative and Class B RV

•	Vehicle body and interior designed by an award-winning overland vehicle designer
•	Custom designed body solves unique challenges (queen sized beds!) and looks less like a work van
•	EV “skateboard” chassis manufactured by vendors/partners
•	300+ miles of range + optional range extender
•	App/Cloud connected /X Series Systems already developed and ready to be moved onto EV chassis
•	Public reveal planned in 12 months
•	Customer deliveries are estimated to begin in 24-36 months

Other Potential Revenue Sources

In addition to selling completed vehicles, ModVans may sell its systems and parts to third parties. We have an extensive set of custom designed and manufactured parts that we believe are desirable within the camper van community. For example, we have received thousands of sale inquiries about our driver and passenger cargo door accessories, pop-up tops, pop-up bathroom and other unique features. At the present time, we do not sell parts separately from our complete vehicles, but it is a future potential source of revenue.

Customer Experience

When a customer decides to purchase a ModVans vehicle, they place their order online on our website. They select the vehicle model, choose options and make a deposit, typically between $1,000 and $7,000. Based on the model and options selected and our current production schedule, the reservation system automatically provides a price and estimated delivery date.

When an online order is made, a ModVans team member contacts the customer to confirm selections and make any requested changes. A sales order is then generated and electronically signed. The sales order contains all customer selections and converts the customer’s online order payment into a non-refundable deposit.

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With the sales order and deposit secured, ModVans either orders the customer’s chassis from a vendor or assigns a matching chassis from our “stock” chassis inventory. Ordering a new chassis typically takes about 12 weeks to arrive at our factory while stock chassis are immediately available for ModVans production. A typical ModVans RV conversion involves over 2,000 parts, including off-the-shelf parts, which are ordered from various manufacturers and distributors, and custom parts, such as the pop-up top, cabinets and /X Series battery modules and circuit boards, which are manufactured in-house by ModVans or custom manufactured by vendors to ModVans’ designs and specifications. It currently takes our team 2-6 weeks to complete a conversion. We are working to implement more efficient production techniques in order to significantly decrease vehicle manufacturing time. For example, we use wiring harnesses manufactured to our specifications by a vendor, but some wiring connections are made during final assembly with hand crimping tools. We are in the process of adding connectors to all wiring harnesses and assemblies so no manual crimping will be required during final assembly.

While the customer’s vehicle is being built, we work with them to finalize payment or financing and travel arrangements. Most customers come to the ModVans factory to take delivery of their vehicle so they can meet us in person and receive hands-on training. Shipping is available at an additional cost for customers that prefer to have their ModVans vehicle delivered. Most of our customers are new to RV ownership. In the future, we plan to build an RV campground at our factory so customers taking delivery can stay with us a few days to give them extra time to learn how to use their new ModVans RV with easy access to ModVans sales and support team members. This campground will also include on-site employee housing.

Demonstrations

A drawback from selling vehicles exclusively online is that potential customers are unable to physically view a vehicle prior to purchase. As such, we provide in-person demonstrations at our manufacturing facility.

To expand access to in-person demonstrations, in 2021, ModVans built a set of demo vehicles and exhibited them at “adventure vehicle” consumer shows across the United States, including Adventure Van Expo, and Overland Expo. The show venues are primarily outdoors with minimal exhibit requirements. Since then, we have continued to update our demo vehicles to show new options or models and added new shows to our exhibit events schedule.

Intellectual Property

Our success and ability to compete will be enhanced by our ability to develop and maintain proprietary aspects of our technology and operate without infringing on the proprietary rights of others. We rely on a combination of patent, trademark, trade secret, copyright law and contractual restrictions to protect the proprietary aspects of our business.

ModVans holds U.S. patent number 11,572,006B2, issued on February 7, 2023, for a “Vehicle with a Slide-Up Roof.” We have six other patent applications pending in the United States. 3 of these applications have a Notice of Allowance from the USPTO indicating that the patent can be issued at ModVans option.

•	Modular, Multi-Purpose Vehicle
•	Boxes to Mount Air Conditioning Appliances Under Vehicle Floor
•	Vehicle Wall Extension Uses Vehicle Windows [Notice of allowance from USPTO]
•	Modular, Popup, Semi-Dry Bathroom [Notice of allowance from USPTO]
•	Vehicle Floor Layer Battery
•	Strong, Lightweight, easy to assemble cabinets with curved corners [Notice of allowance from USPTO]

We also hold common law trademark rights in our ModVans trademark and the names of our vehicle models. We operate and own the domain name registration for the website at www.modvans.com, where we provide information about the Company and our vehicles.

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Market and Competition

ModVans vehicles are considered Class B motorhomes, also known as camper vans. A camper van is the smallest of the three (3) main types of motorhomes and offers a comfortable travel experience without the intimidating size of a larger motor coach. The Class B RVs are compact and can be used as daily drivers, plus they feature amenities like a kitchen, bathroom and bedroom. They are the easiest to drive, offer the best fuel economy among motorhomes, and are often less expensive than Class A or Class C motorhomes.

In contrast, a Class A motorhome is usually built on a commercial bus or commercial truck chassis. They are significantly larger than camper vans, more expensive, and have worse fuel economy. A Class C motorhome typically features a raised sleeping or storage area that extends over the cab of the RV. Class C motorhomes are less expensive than Class A motorhomes and have gas mileage in between Class A and Class B motorhomes.

While in a broad sense we compete with all types of RVs for customers, our primary competition comes from providers of Class B RVs, many of whom also offer Class A and/or Class C motorhomes.

Many of our competitors, such as Winnebago and Thor, are well established RV manufacturers and have greater name recognition, financial, sales and marketing, manufacturing, technical and other resources than we have today. These competitors may be able to compete effectively with us because in addition to the above-listed factors, they may be able to more quickly introduce new models and technologies, more rapidly address customer requirements, and devote greater resources to the promotion and sale of their vehicles than we can. We also may face competition from newly established competitors. There can be no assurance that current and future competitors will not develop new and enhanced or more cost-effective vehicles.

We believe that we will be able to successfully compete with these competitors because of the superior features of our vehicles described above.

Large RV Manufacturers

Large RV Manufacturers have traditionally designed camping vehicles for retired individuals and couples. During COVID, the market changed and several manufacturers launched Class B RVs with pop-up tops and two (2) beds. However, the vast majority of these manufacturers do not offer the size, style, and feature combinations of ModVans vehicles, which make our vehicles multipurpose.

Custom/Bespoke Camper Van Builders

There are many custom camper van builders. For the right price and a long wait time, some builders offer some of the features available in ModVans vehicles. Very few custom builders are certified RV manufacturers. This means that, unlike ModVans, their customers do not have access to RV financing, warranties, and insurance. Long-term RV financing helps make RVs affordable to a much larger market, as over 90% of RVs are financed with long term loans.

Minivans, SUVs, and Pickup Trucks

Large vehicle manufacturers are focused more towards transitioning to EV platforms, competing with startup EV manufacturers such as Tesla and Rivian, and are not focused on the RV market. We do not expect to see any large vehicle manufacturer currently offer a directly competitive vehicle.

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Employees

ModVans currently has 13 full-time employees.

Events having a material effect on ModVans’ Operations

On December 11, 2023, the Company experienced a severe fire in its factory located at 530 Constitution Avenue, Camarillo, California 93012 resulting in the loss of one vehicle. The smoke and soot from the fire rendered the factory unusable for at least six months, therein halting ModVans’ normal operations for approximately 20 weeks. The lack of manufacturing capability resulted in a loss to ModVans’ revenue and forced ModVans to reduce its employees to compensate for lost revenue. Due to the damage and lack of ability to use or access the factory, ModVans terminated the Camarillo lease and entered into a new lease for a space in Sparks, Nevada. ModVans has resumed RV manufacturing and deliveries from its Sparks, Nevada factory. Due to these disruptions, revenues are reduced in 2024 from our high point in 2023.

THE COMPANY’S PROPERTY

We do not own any real property. We lease 30,581 square feet at 665 Spice Island Drive, Suite 102, Sparks Nevada, which serves as our principal office as well as the manufacturing facility for ModVan’s products. The initial lease term for this facility expires in February 2027. The current monthly base rent under this lease is $22,935.75. The lease required a security deposit of $58,751.86.

We believe that this facility is generally in good condition and suitable to carry on our current business, although our plans are to lease, build or buy a larger manufacturing facility as we grow our business so that we can support increased production of ModVans vehicles. We also believe that, if required, suitable alternative or additional space will be available to us on commercially reasonable terms.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2024 and 2023, the notes to the financial statements and other financial information included elsewhere in this filing. In addition to historical information, this Management’s Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Annual Report contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information because of certain factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

General

We design and manufacture high-tech multipurpose vehicles with camping features and sell directly to consumers on our website, www.modvans.com. Our vehicles include six models in three different sizes. Our patented, award winning, uniquely designed vehicles fit in the sweet spot between SUVs and traditional RVs. We delivered our first ModVans vehicle in 2018. We have delivered over 170 vehicles to customers all over the United States.

Our growth has been limited by production capacity. Revenue growth also was limited in 2021 and 2022 by a shortage of Ford Transit chassis due to the COVID-induced global chip shortage. We received none of the 2021 Transits we ordered wholesale from Ford but maintained and grew production by purchasing Ford Transits on the retail market from Ford dealers throughout the US and by developing a “Bring Your Own Chassis” program for our customers. In 2023, we received Transits from Ford. Our revenue was limited by the number of Transits received from Ford. In 2024, our revenue declined due to our recovery from the December 2023 factory fire.

We are a Delaware corporation formed in 2021 in order to effect the reincorporation by merger of WebTez, Inc., a Georgia corporation formed by our founder, Peter J. Tezza II, in 2012.

Restatement of 2023 Financial Statements

During the preparation of the Year ending December 31, 2024, audited financial statements, it was identified that eight vans delivered to customers in 2023, along with six minor customer refund transactions, were incorrectly recorded as deferred revenue (current liabilities) rather than recognized as revenue. As a result, the Company will restate its 2023 financial statements to reclassify $1,058,066 from deferred revenue to revenue. This restatement increases 2023 revenue from $4,994,056 to $6,052,122 and decreases deferred revenue from $1,826,662 to $708,820. The Company is implementing enhanced internal controls to prevent similar misclassifications in future reporting periods. See the accompanying financial statements for additional details.

Financial Condition

As of December 31, 2023 and 2024, our total assets were $1,228,144 and $2,180,147, respectively. The largest components of our assets were inventory, which was $554,723 and $1,013,215 at year end 2023 and 2024, respectively. Inventory consists primarily of parts, materials and vehicles in process but not yet delivered to the customer. Inventory increased due to replacement of inventory after the December 2023 factory fire.

Our total liabilities as of December 31, 2023 and 2024 were $2,764,910 and $3,232,349, respectively. The largest components of our total liabilities are deferred revenue, lease obligations for our factory and a loans payable to shareholders. We record deferred revenue when we receive a customer deposit but have not yet delivered a vehicle to the customer. Revenue is recognized for an order when we deliver a vehicle to a customer and have satisfied our performance obligations. The Company, from time-to-time borrows amounts as loans from its shareholders. The loans do not accrue any interest, are unsecured and payable on demand. The increase in total liabilities is primarily to increased factory lease obligations.

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Results of Operation

Net revenue decreased from 2023 to 2024, from $6,052,122 to $1,174,087, principally due to loss of production capacity due to the December 2023 factory fire. Gross profit decreased from 2023, from $1,593,173 to $607,558, principally due to loss of production capacity due to the December 2023 factory fire.

Operating expenses decreased 2023 to 2024, from $2,187,484 to $1,765,292. Operating expenses consist of general and administrative expenses, research and development costs, and sales and marketing expenses The decrease was primarily due to reduced staffing levels after our relocation after the December 2023 factory fire.

In 2024, we had other income of $1,421,604, primarily from insurance pay outs due to the December 2023 factory fire.

Net profits changed from 2023 to 2024, from a loss of $1,133,518 to a profit of $256,695. The change from net loss to net profit was primarily due to reduced overhead costs after the December 2023 warehouse fire and increased manufacturing efficiency.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash balances of $18,968, and prepaids and other current assets of $262,911.

Since January 1, 2021, we financed our operations principally through revenue, capital contributions, loans from our principal stockholder, and a small business administration loan. On December 31, 2024, we had a total stockholders’ deficit of $1,052,202, a working capital deficiency of $565,300, and an accumulated deficit of $5,778,913.

For the year ended December 31, 2024, net cash used in operating activities was $567,209 and net cash provided by financing activities was $367,856. Net cash provided by financing activities for 2024 was primarily the result of proceeds of $227,869 from the sale of Class B Non-Voting Common Stock (net of issuance costs) via Regulation A and $133,327 from stockholder loans.

Debt

As of December 31, 2023, the 2017 Newtek SBA loan was fully repaid and the outstanding balance was $0.

During 2022, the Company financed an equipment purchase with a loan of $86,367. As of December 31, 2024, the outstanding balance was $48,885.

During 2024, the Company took out a loan with National Funding. As of December 31, 2024, the outstanding balance was $38,889.

CEO and Stockholder Peter J. Tezza II has made unsecured loans to the Company. As of December 31, 2024, the principal amount of those loans was $976,999. Interest is not accruing on this amount and there is no maturity date. The loans may be repaid from time to time by the Company.

On September 26, 2022, the Company entered into a sale-leaseback transaction with Peter J. Tezza II for a demo van (the “Vehicle Lease”). The value of the vehicle as of the date of the Vehicle Lease was $244,622. The term of the lease is 240 months and interest accrues at an annual rate of 7.5%. At the conclusion of the lease, if all payments are made, the total cost of the Vehicle Lease will be $444,661, excluding any cost of repairing excess wear and tear to the van. The Company recognized a right-of-use asset and liability pertaining to this related party transaction.

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Going Concern

We have experienced losses from operations, negative cash flow, and liquidity problems. Our independent accountant’s report accompanying our audited financial statements for the years ended December 31, 2024 and December 31, 2023 includes an explanatory paragraph relating to the uncertainty about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability of reported assets or liabilities should we be unable to continue as a going concern.

We have been able to continue based upon our receipt of funds from the issuance of equity securities and borrowings. We have also increased our sales faster than we have increased our cost of goods sold, which enabled us to achieve gross and net profit from operations in 2024. Our ability to continue as a going concern is dependent upon our ability to produce and grow revenues, continue to achieve operating profit, and obtain financing from the issuance of securities and possibly other sources that are sufficient to meet our current and future obligations and enable our business to expand and achieve profitability. Our ability to obtain additional funding cannot be ascertained with any degree of certainty.

We currently anticipate that the net proceeds of our current securities offering and our operating income will be sufficient to meet our anticipated needs for working capital and capital expenditures for the next 12 months. If our operating income together with the proceeds of this offering are not sufficient to satisfy our financing needs, we will be required to seek additional funding or revise our business plan to reduce expenses. Additional funding options could include bank and other borrowings and additional sales of our securities, including equity securities. There can be no assurance that such additional funds, if required, will be available to us on acceptable terms or at all.

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ITEM 3. DIRECTORS AND OFFICERS

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Full time with the Company?
Directors and Executive Officers
Peter J. Tezza II	Director and Chief Executive Officer	56	Since February 2012	Yes
Laura L. Tezza	Director and Chief Operations Officer	57	Since February 2012	Yes

Peter and Laura Tezza are husband and wife.

Officers and Significant Employees

Peter J. Tezza II, Founder, Director and Chief Executive Officer

Mr. Tezza has been a director and the Chief Executive Officer of ModVans since its formation in February 2012. Mr. Tezza attended university at Georgia State University where he received a Bachelor of Science degree in physics. Since completing his education, Mr. Tezza has spent over 20 years working exclusively with startup companies and has experience as both an engineer and a manager.

Laura L. Tezza, Director and Chief Operations Officer

Ms. Tezza has been a director and Chief Operations Officer of ModVans since its formation in February 2012. With substantial experience working in startups and as well as several degrees including a Master of Business Administration from Mills College, Ms. Tezza understands business operation fundamentals such as accounting, human resources, payroll, and customer and vendor relationships.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended 2024 we compensated our three (3) highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Peter J. Tezza II	CEO	$100,000	—	$100,000
Laura L. Tezza	COO	$100,000	—	$100,000

For the fiscal year ended December 31, 2023, we did not compensate our directors for their services as directors to the Company.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Percent of class
Class A Stock	Peter J. Tezza II	132,940,000 shares of Class A Stock (2)	97.75%
Series Seed Preferred Stock	Joe Powell	4,987,375 shares of Series Seed Preferred Stock	70.47%
Series Seed Preferred Stock	Paul Casper	1,377,255 shares of Series Seed Preferred Stock	19.46%
Series Seed Preferred Stock	Ron Meyers	712,470 shares of Series Seed Preferred Stock	10.07%
Series Seed Two Preferred Stock	Jerred Chute	293,080 shares of Series Seed Two Preferred	32.98%
Series Seed Two Preferred Stock	David Moore	153,000 shares of Series Seed Two Preferred	17.22%
Series Seed Two Preferred Stock	Katie Coons	263,755 shares of Series Seed Two Preferred	29.68%
Series Seed Two Preferred Stock	James Littlepage	147,059 shares of Series Seed Two Preferred	16.55%
Class A Stock	All Executive Officers and Directors as a Group (2 persons)	136,000,000 shares of Class A Stock	100%

(1)	c/o ModVans Inc., 665 Spice Islands Drive, Suite 102, Sparks, NV 89431.
(2)	Excludes 3,060,000 shares of Class A stock held by Laura L. Tezza, Mr. Tezza’s spouse. Mr. Tezza disclaims beneficial ownership of such shares.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Peter J. Tezza II has made unsecured loans to the Company. As of December 31, 2024, the principal amount of those loans was $976,999. Interest is not accruing on this amount and there is no maturity date. The loans may be repaid from time to time by the Company.

On September 26, 2022, the Company entered into a sale-leaseback transaction with Peter J. Tezza II for a demo van (the “Vehicle Lease”). The value of the vehicle as of the date of the Vehicle Lease was $244,622. The term of the lease is 240 months and interest accrues at an annual rate of 7.5%. At the conclusion of the lease, if all payments are made, the total cost of the Vehicle Lease will be $444,661, excluding any cost of repairing excess wear and tear to the van. The Company recognized a right-of-use asset and liability pertaining to this related party transaction.

ITEM 6. OTHER INFORMATION

None.

12

ITEM 7. FINANCIAL STATEMENTS

MODVANS, INC

Audited Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in United States Dollars)

13

F-1

10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064

www.setapartfs.com

213-814-2809

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
ModVans, Inc.

Ventura, California

Opinion

We have audited the financial statements of ModVans, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2024, and 2023 and the related statements of operations, changes in stockholders’ equity, and cash ﬂows (collectively, the “financial statements”) for the period ending December 31, 2024, and 2023 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the result of its operations and its cash flows for the period ending December 31, 2024, and 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

F-2

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Restatement of 2023 Financial Statements

As discussed in Note 2 of the financial statements, the Company previously recorded proceeds received from vans delivered in 2023 as deferred revenue. Management has determined that such proceeds should have been recognized as revenue in the period the vans were delivered. Accordingly, the 2023 financial statements have been restated to correct the accounting and related disclosures for the deferred revenue.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

May 20, 2025

Los Angeles, California

F-3

Modvans Inc.

Balance Sheets

As of December 31,	2024	2023
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & cash equivalents	$18,968	$9,760
Inventory	1,013,215	554,723
Accounts receivable	–	–
Prepaids and other current assets	262,911	254,758
Total current assets	1,295,094	819,241

Right-of-use assets, related party	176,310	180,935
Right-of-use assets, non related party	533,974	–
Property and equipment, net	174,769	227,969
Total assets	$2,180,147	$1,228,144

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$182,120	$503,626
Credit card	33,998	68,849
Customer and vendor claims	271,557	–
Accrued expenses	208,954	357,894
Deferred revenue	760,661	728,820
SBA loan, net of current portion	–	–
Current portion of lease liabilities	246,284	–
Current portion of lease liabilities - related party	4,983	4,624
Due to shareholders	976,999	843,672
Loan Payable	59,891	53,535
Total current liabilities	2,745,447	2,561,020

Lease liabilities, net of current portion - related party	171,327	176,310
Lease liabilities, net of current portion	287,691	–
SBA loan, net of current portion	–	–
Loan payable	27,884	27,580
Total liabilities	3,232,349	2,764,910

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock	796	796
Common stock - Class A	13,600	13,600
Common stock - Class B	4,468	4,408
Additional paid in capital	4,707,848	4,480,039
Accumulated deficit	(5,778,913)	(6,035,608)
Total stockholders' equity / (deficit)	(1,052,202)	(1,536,766)
Total liabilities and stockholders' equity / (deficit)	$2,180,147	$1,228,144

F-4

Modvans Inc.

Statements Of Operations

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)
Net revenue	$1,174,087	$6,052,122
Cost of goods sold	566,529	4,458,949
Gross profit	607,558	1,593,173

Operating expenses
General and administrative	1,672,763	2,106,407
Research and development	41,457	44,780
Sales and marketing	51,072	36,297
Total operating expenses	1,765,292	2,187,484

Operating loss	(1,157,734)	(594,311)

Other income (expense)
Other income	1,421,604	14,777
Loss on damages	–	(448,380)
Interest expense	(7,175)	(105,605)
Income/(Loss) before provision for income taxes	256,695	(1,133,518)
Provision/(Benefit) for income taxes	–	–
Net Income/(Loss)	$256,695	$(1,133,518)

Loss per Share- Basic and Diluted
Basic	0.0014	(0.0063)
Diluted	0.0014	(0.0063)

F-5

Modvans Inc.

Statements of Changes In Stockholders’ Equity

For Fiscal Year Ended December 31, 2024 and 2023
	Preferred Stock		Common Stock - Class A		Common Stock - Class B		Additional Paid in	Accumulated	Total Stockholders’ Equity /
(in $USD)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance—December 31, 2022	87,068	$8	1,600,000	$160	515,950	$50	$4,048,681	$(4,902,090)	$(853,190)
Stock split	7,283,112	728	134,400,000	13,440	43,508,355	4,351	(18,519)	–	–
Issuance of Class B shares	–	–	–	–	72,500	7	28,993	–	29,000
Issuance of Preferred Shares	595,520	60	–	–	–	–	202,927	–	202,987
Stock based compensation	–	–	–	–	–	–	217,957	–	217,957
Net loss	–	–	–	–	–	–	–	(1,133,518)	(1,133,518)
Balance—December 31, 2023	7,965,700	796	136,000,000	13,600	44,096,805	4,408	4,480,039	(6,035,608)	(1,536,766)
Stock split	–	–	–	–	–	–	–	–	–
Issuance of Class B shares	–	–	–	–	593,605	59	227,810	–	227,869
Issuance of Preferred Shares	–	–	–	–	–	–	–	–	–
Stock based compensation	–	–	–	–	–	–	–	–	–
Net lncome	–	–	–	–	–	–	–	256,695	256,695
Balance—December 31, 2024	7,965,700	$796	136,000,000	$13,600	44,690,410	$4,468	$4,707,848	$(5,778,913)	$(1,052,202)

F-6

Modvans Inc.

Statements of Cash Flows

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Income/(loss)	$256,695	$(1,133,518)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	105,600	105,600
Non-cash lease expense/ income	–	(15,520)
Stock-based compensation expense	–	217,957
Loss on disposal of assets	10,596	–
Loss on damages	–	(448,380)

Changes in operating assets and liabilities:
Inventory	(458,492)	373,453
Accounts receivable	–	72,345
Prepaid expenses and other current assets	(8,153)	397,756
Accounts payable	(321,506)	464,396
Credit card	(34,851)	68,849
Accrued expenses	(148,940)	146,574
Deferred revenue	31,841	(1,074,160)
Net cash used in operating activities	(567,209)	(824,649)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	(62,996)	(43,757)
Proceeds from disposal of property and equipment	–	99,715
Net cash used in investing activities	(62,996)	55,958

CASH FLOW FROM FINANCING ACTIVITIES
Due to shareholders	133,327	678,785
Borrowings/ (repayment) on SBA loan	–	(149,742)
Borrowings/ (repayment) of loan payable	6,660	(8,052)
Issuance of common shares	227,869	29,000
Issuance of preferred shares	–	202,987
Net cash provided by financing activities	367,856	752,979

Change in cash	(262,349)	(15,713)
Cash—beginning of year	9,760	25,472
Cash—end of year	$(252,589)	$9,760

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$(7,175)	$(105,605)

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES
Right-of-use assets acquired in exchange for lease liability	$725,779	$–

See accompanying notes to financial statements.

F-7

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

1.	NATURE OF OPERATIONS

WebTez, Inc. was initially formed on February 15, 2012 (“Inception”) in the State of Georgia. On August 23, 2021, the company was converted into a Delaware Corporation as ModVans Inc. (which may be referred to as the "Company", "we," "us," or "our". The Company's headquarters are located in Sparks, Nevada.

ModVans designs and manufactures high-tech multipurpose vehicles with camping features and sells direct to consumers on our website, www.modvans.com. ModVans offers 6 vehicle models in 3 different sizes. Our award winning, uniquely designed vehicles fit the sweet spot between SUVs and traditional RVs.

To build our vehicles, we buy vans (“chassis”) wholesale from a large manufacturer such as Ford and convert them into motorhomes. We are a “second stage vehicle manufacturer.” We are also a licensed and certified RV manufacturer, which allows our customers access to RV financing, warranties, and insurance. With long term RV financing, our vehicles have a monthly payment similar to a new SUV. ModVans has delivered over 160 vehicles to customers all over the US.

2.	SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company’s cash & cash equivalents did not exceeded the FDIC insured limits.

F-8

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

Inventory

Inventory consists primarily of parts, materials and vehicles in process but not yet delivered to the customer. Inventory is recorded at the lower of cost or net realizable value, using a standard costing and specific identification method.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company’s customers are direct consumers. As of December 31, 2024 and 2023, the Company determined an allowance for expected credit loss was not material to these financial statements.

Restatement of 2023 Financial Statements

During the preparation of the Year ending December 31, 2024, audited financial statements, it was identified that eight vans delivered to customers in 2023, along with six minor customer refund transactions, were incorrectly recorded as deferred revenue rather than recognized as revenue. As a result, the Company will restate its 2023 financial statements to reclassify $1,058,066 from deferred revenue to revenue. This restatement increases 2023 revenue from $4,994,056 to $6,052,122 and decreases deferred revenue from $1,826,662 to $708,820. The Company is implementing enhanced internal controls to prevent similar misclassifications in future reporting periods.

As a result of the above, the Company is reclassifying the previously recorded deferred revenue on the balance sheet to revenue in the statement of operations. The net impact of this reclassification is as follows:

a)	Net loss before and after tax for the year ended December 31, 2023, decreased by $1,058,066
b)	The accumulated deficit as of December 31, 2023, and 2024 decreased by $1,058,066.
c)	Total liabilities as of December 31, 2023, decreased by $1,058,066.

F-9

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Laguna CNC Router	7 years
Tools and equipment	3 - 5 years
Furniture and fixtures	5 years
Vehicle	5 years
Demon vans	7 years
Leasehold improvements	Shorter of useful life or lease term

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows.

The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

F-10

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

The Company recognizes revenue from the sale of recreational vehicle models when the vehicle has been delivered to the customer and the Company has satisfied its performance obligation. The Company records deferred revenue for any customer deposits received but the model has not yet been delivered. As of December 31, 2024, and 2023, the Company had deferred revenue of $947,537 and $728,820 respectively.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

F-11

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. Refer to Note 9 for the Company’s right of use asset and liability.

Loss on Damages

On December 11, 2023 a fire started in the production plant which impacted inventory and certain property and equipment. The Company evaluated the losses and recorded a loss on damages of $448,380 for the total cost of inventory and property that were unsalvageable.

ModVans has insurance policies to cover loss of vehicles, loss of revenue from business interruption and loss of inventory and fixed assets. Work has been done to clean/salvage as many vehicles, equipment, inventory assemblies and raw materials as possible. However, it is still to be determined how much in insurance settlements will be received to cover fire-damage losses and how many vehicles will be deemed unsalvageable in the future.

Loss on disposal of fixed assets

During the year ended December 31, 2024, the Company removed leasehold improvements from the production floor with a carrying value of $10,596.14. As a result of the disposal, the Company recognized a loss on disposal of $10,596.14, which has been recorded in the statement of operations for the year.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements provides additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 20, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

F-12

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2024	2023
Prepaid Chassis	$206,736	$139,667
Security Deposit	151,506	92,754
Reservation Deposit	(98,379)	–
Prepaid Expenses and Insurance	3,048	22,337
Total Prepaids Expenses and Other Current Assets	$262,911	$254,758

Prepaid Chassis represents chassis parts purchased for vehicles that have not yet been delivered.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of:

As of Year Ended December 31,	2024	2023
Laguna CNC Router	$21,792	$21,792
Demo vans	132,319	132,319
Tools and equipment	201,553	201,553
Furnitures and fixtures	38,094	38,094
Vehicles	21,925	21,925
Leasehold improvements	74,419	25,658
Computer and equipment	22,864	22,864
Property and Equipment, at Cost	512,966	464,205
Accumulated depreciation	(338,197)	(236,235)
Property and Equipment, Net	$174,769	$227,969

Depreciation expense for property and equipment for the fiscal year ended December 31, 2024 and 2023 totaled $105,600 and $105,600 respectively.

F-13

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

5.	CAPITALIZATION and equity transactions

Preferred Stock

As of December 31, 2024, the Company is authorized to issue 15,000,000 shares (post-split) of Preferred Stock, $0.0001 par value. 8,500,000 shares (post-split) were designated as Series Seed Preferred Stock and 2,500,000 shares (post-split) as Series Seed Two Preferred Stock.

During the year 2023, the company issued 595,520 (post-split) Preferred shares for total proceeds of $202,987.

No issuance of preferred shares during the year 2024.

Common Stock

The Company has authorized the issuance of two classes of shares with $0.0001 par value that consists of 136,000,000 shares (post-split) of Class A Voting Common Stock and 275,000,000 (post-split) shares of Class B Non-Voting Common Stock.

As of December 31, 2024, there were 136,000,000 shares of Class A Voting Common Stock issued and outstanding.

During the year ended December 31, 2024 and 2023, the Company issued 593,605 shares (post-split) and 72,500 shares (post-split) shares of Class B Non-Voting Common Stock for proceeds of $227,869 and $29,000, respectively.

In 2023, the Company recorded stock-based compensation expense of $217,957, pertaining to the vesting of restricted shares of Class B Non-Voting Common Stock. As of December 31, 2023, all restricted shares were vested and there was no unrecognized compensation cost.

In 2023, the Company granted employees and advisors an aggregate of 5,639,750 restricted stock units (“RSUs”). The RSUs expire in 10 years and vest 6 months after an initial public offering or change in control. As no RSU vested as of December 31, 2024, there were not included in the common stock issued and outstanding and no stock-based compensation was recorded.

Rights and Preferences

Dividend rights - Holders of the Preferred Stock, in preference to the holders of the Company’s Common Stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends as defined in the Articles. The dividends are payable only when declared by the Board of Directors and are non-cumulative.

Liquidation preference - Upon a liquidation event, as defined in the Articles, before any distribution or payment is made to the holders of the Company’s Common Stock, the holders of the Company’s Preferred Stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of Common and Preferred Shares, on an as converted to Common Stock, basis.

F-14

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

Conversion rights - The Preferred Stock shares are convertible, at the option of the holder, into shares of the Company’s Common Stock, based on the conversion rate, as defined in the Articles. As of December 31, 2024, the Preferred Stock was convertible into one share of Common Stock.

Voting rights - The holders of the Company’s Preferred Stock shall have one vote per share held on an as converted to Common Stock basis.

6.	DEBT

SBA Loan

The Company signed a long-term loan with Newtek on November 21, 2017 and matures in ten years. The loan is a Small Business Administration guaranteed loan in the amount of $280,000. The loan has a fluctuating rate calculated on the Prime Rate (as posted in the Wall Street Journal as of the first business day of the month in which SBA receives the application) plus 2.75%. The rate will be adjusted on a quarterly basis on the first day of each calendar quarter, beginning the first calendar quarter following the loan closing. The following is a summary of principal maturities of long-term debt during the next five years. As of December 31, 2023, The loan was fully repaid and the outstanding balance was $0.

Loan Payable

During 2022, the Company financed an equipment purchase with a loan of $86,367 at an interest rate of 7.98% p.a. As of December 31, 2024, the outstanding balance was $48,885.

As of December 31, 2024, the outstanding balance of the National Funding loan was $38,889. The loan carries an annual interest rate of 23.14%

	December 31, 2024
	Current Balance	Non Current Balance	Total
Marlin 2022-Equipment Loan	$21,002	$27,884	$48,886
National Funding Loan	38,889	–	38,889
Total	$59,891	$27,884	$87,775

7.	Income Taxes

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$58,671	$(259,081)
Valuation Allowance	(58,671)	259,081
Net Provision for income tax	$–	$–

F-15

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$(1,632,843)	$(1,904,246)
Valuation Allowance	1,632,843	1,904,246
Total Deferred Tax Asset	$–	$–

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

As of December 31, 2024, the Company had net operating loss (“NOL”) carryforwards of approximately $5,778,913. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024 and 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

8.	Related Party

The Company, from time-to-time borrows amounts as loans from its shareholders. The loans do not accrue any interest, are unsecured and payable on demand. As of December 31, 2024 and 2023, the outstanding balance of the shareholder loans are $976,999 and $843,672 respectively.

During the year 2022, the Company entered into a sale and leaseback transaction with the CEO for a demo van. As a result, the Company recognized a right-of-use asset and liability pertaining to the related party transaction. See Note 10.

F-16

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

9.	Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business.

Related to the December 11, 2023 fire: Peter & Jennifer Wolf paid $80,398 in deposits for an RV to be completed on a chassis involved in the fire. They refused delivery and the company has not yet returned any portion of the deposits.  A resolution is expected near the amount of deposits. A mandatory settlement conference is scheduled for November 24, 2025, and a trial is scheduled for January 27, 2026. As of December 31, 2024 the Company has accrued liability related to this litigation case in the amount of $87,619.

Related to the December 11, 2023 fire: Michael Bartosh paid $104,357 in deposits for a nearly completed RV. He refused delivery of his RV, and the company has not yet returned any portion of the deposits. The matter is in mediation, with resolution expected near the amount of deposits. Trial is scheduled for June 29, 2026. As of December 31, 2024 the Company has accrued liability related to this litigation case in the amount of $99,257.

Related to the December 11, 2023 fire: RaceCrafters delivered custom parts to the company despite instructions not to proceed. The vendor claims it is owed $110,628. The company anticipates an out-of-court settlement for approximately the claimed amount. A trial setting conference is scheduled for June 12, 2025. As of December 31, 2024 the Company has accrued liability related to this litigation case in the amount of $84,681.

On September 30, 2024, ModVans filed a lawsuit in Los Angeles, CA against our former insurance agent and insurance companies related to claims on the former Camarillo production plant fire on December 11, 2023. ModVans' attorneys took the case on contingency, so no legal expenses are expected. ModVans expects to prevail against the defendants. Because the outcome of the case could include penalties and damages to be determined and the timeline is uncertain, no estimate of the financial impact or timing can be made.

10.	Leases

In September 2022, the Company entered into a sales-leaseback transaction with the CEO for a demo van. The lease expires in 20 years and requires monthly payments of $1,494.As such, the Company recorded a right of use asset (“ROU”) and a corresponding lease liability of $185,427.

The remaining lease term for lease as of December 31, 2024 and 2023 is 17.7 years and 18.7 years, respectively.

The discount rate for operating lease as of December 31, 2024 and 2023 is 7.5%.

F-17

Modvans Inc.

Notes To The Financial Statements

For The Years Ended December 31, 2024 and 2023

On February 16, 2024, the Company entered into a sublease agreement with Drake Anthony Company, LLC dba Pro Group Logistics for a term of 35 months, commencing on March 1, 2024. The agreement provides for a base rent of $22,935.75. In accordance with ASC 842, the Company recognized a right-of-use (“ROU”) asset and a corresponding lease liability of $533,974 at the commencement of the lease.

The remaining lease term for lease as of December 31, 2024 is 25 months.

The discount rate for operating lease as of December 31, 2024 is 7.5%

Undiscounted minimum future lease payments under non-cancellable lease is as follows:

	December 31, 2024
	Related party	Non Related party	Total
2025	$17,925	$275,229	$293,154
2026	17,925	275,229	293,154
2027	17,925	22,936	40,861
2028	17,925	–	17,925
Thereafter	244,982	–	244,982
Total undiscounted lease payments	316,683	573,394	890,077
Less: Present value discount	140,373	39,420	179,793
Total lease liability	176,310	533,974	710,284
Less: Current portion	4,983	246,284	251,267
Lease liability, net of current portion	$171,327	$287,690	$459,018

11.	going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $5,778,913 as of December 31, 2024 and cash of $18,968.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

F-18

ITEM 8. EXHIBITS

(b)	An exhibits index must be presented immediately preceding the first signature page of the report.

(b) File, as exhibits to this Form, the exhibits required by Form 1-A, except for the exhibits required by paragraphs 1 (underwriting agreement), 12 (opinion re legality), and 13 (testing the waters material) of Item 17.

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation of ModVans Inc. effective August 23, 2021 (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Offering Statement on Form 1-A filed on October 26, 2023)
2.2	Certificate of Designation of Series Seed Preferred Stock of ModVans Inc. effective September 13, 2021 (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to the Offering Statement on Form 1-A filed on October 26, 2023)
2.3	Certificate of Designation of Series Seed Two Preferred Stock of ModVans Inc. effective August 5, 2022 (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Offering Statement on Form 1-A filed on October 26, 2023)
2.4	Certificate of Amendment to the Certificate of Incorporation of ModVans Inc. effective September 13, 2023 (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to the Offering Statement on Form 1-A filed on October 26, 2023)
2.5	Bylaws of ModVans Inc. effective August 23, 2021 (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Offering Statement on Form 1-A filed on October 26, 2023)
2.6	Certificate of Amendment to the Certificate of Incorporation of ModVans Inc. effective October 25, 2023 (incorporated by reference to Exhibit 2.6 to the Amendment No. 1 to the Offering Statement on Form 1-A filed on October 26, 2023)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on September 21, 2023)
6.1	Equipment Finance Agreement with Marlin Capital Solutions dated June 27, 2019 (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on September 21, 2023)
6.2	Equipment Finance Agreement with Marlin Capital Solutions dated August 11, 2022 (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on September 21, 2023)
6.3	Sublease for a Single Sublessee for premises located at 665 Spice Island Drive, Suite 102, Sparks, NV (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on September 21, 2023)

All exhibits have been previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sparks, State of Nevada, on May 22, 2025.

ModVans Inc.

By:	/s/ Peter J. Tezza II
Peter J. Tezza II, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter J. Tezza II
Peter J. Tezza II, Director and Chief Executive Officer
(principal executive officer)
May 22, 2025

/s/ Laura L. Tezza
Laura L. Tezza, Director and Chief Operating Officer
(principal financial and accounting officer)
May 22, 2025

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